SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           -------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13D-2(A)


                        GenuTec Business Solutions, Inc.
                           -------------------------
                                (Name of Issuer)


                    Common Stock, par value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                  37250 F 105
                                 (CUSIP Number)


                      Technology Investment Capital Corp.
                         8 Sound Shore Drive, Suite 255
                          Greenwich, Connecticut 06830
                                 (203) 983-5275
                              --------------------
          (Name, Address, and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                November 6, 2007
                                   ---------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box.   [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------
CUSIP No. 37250 F 105                                         Page 2 of 5 Pages
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      1    NAME OF REPORTING PERSONS         Technology Investment Capital Corp.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON           20-0188736
--------------------------------------------------------------------------------
      2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) |_|
                                                              (b) |X|
--------------------------------------------------------------------------------
      3    SEC USE ONLY
--------------------------------------------------------------------------------
      4    SOURCE OF FUNDS*     OO
--------------------------------------------------------------------------------
      5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                              |_|
--------------------------------------------------------------------------------
      6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                              Maryland
--------------------------------------------------------------------------------

NUMBER OF        7    SOLE VOTING POWER                       304,788,000
SHARES        ------------------------------------------------------------------
BENEFICIALLY     8    SHARED VOTING POWER                     0
OWNED BY      ------------------------------------------------------------------
THE                           9    SOLE DISPOSITIVE POWER     304,788,000
REPORTING     ------------------------------------------------------------------
PERSON WITH      10    SHARED DISPOSITIVE POWER               0

--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY        304,788,000
                THE REPORTING PERSON
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW       |_|
                (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT
                IN ROW (11)                                   69.06%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON*                     CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT


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

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D (the "Schedule 13D") relates to Series C Convertible Preferred Stock ("Series C Preferred Stock"), par value $.0001 per share, convertible into 304,788,000 shares of Class A voting common stock, par value $.0001 per share ("Common Stock"), of GenuTec Business Solutions, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 28202 Cabot Road, Suite 650, Laguna Niguel, California 92677.

ITEM 2.  IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Technology Investment Capital Corp., a Maryland corporation ("TICC" or the "Reporting Person"). The Reporting Person's business address is 8 Sound Shore Drive, Suite 255, Greenwich, Connecticut 06830. The principal business of TICC is providing capital to primarily non-public small- and medium-sized technology-related companies.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On November 6, 2007, the Issuer and the Reporting Person entered into a Second Restructuring Agreement and Amendment No. 6 to Note Purchase Agreement (the "Second Restructuring Agreement"), pursuant to which, among other things, the Reporting Person agreed to exchange $13,500,000 of the principal amount of senior secured notes issued under the Issuer's existing Note Purchase Agreement, dated as of September 16, 2005, as amended (the "Note Purchase Agreement"), and $1,739,437 of unpaid interest accrued on the senior secured notes, for 152,394 shares of newly issued Series C Preferred Stock, and to waive the accrual and payment of all interest due on the remaining $3,500,000 of senior secured notes under the Note Purchase Agreement until November 6, 2009.

ITEM 4.    PURPOSE OF TRANSACTION.

The Reporting Person acquired its current holdings of the Issuer for investment purposes.

Shares of Series C Preferred Stock of the Issuer were issued to the Reporting Person on November 6, 2007 pursuant to the Second Restructuring Agreement in exchange for the $13,500,000 in principal amount of the Issuer's senior secured notes held by the Reporting Person and $1,739,437 of unpaid accrued interest on the senior secured notes, and the Reporting Person's agreement to waive the accrual and payment of all interest due on the remaining $3,500,000 of senior secured notes under the Note Purchase Agreement until November 6, 2009.

The Board of Directors of the Issuer (the "Board") created the Series C Preferred Stock pursuant to the Certificate of Designations of Series C Convertible Preferred Stock ("Series C Certificate of Designations"), adopted on November 6, 2007. The holders of the Series C Preferred Stock are entitled to vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote, and have that number of votes per share as shall be equal to the number of shares of Common Stock into which the Series C Preferred Stock could be converted, except that the holders of the Series C Preferred Stock do not have the right to vote for or consent to the election of any member of the Board.

Also pursuant to the Second Restructuring Agreement, the Issuer issued 51,508 shares of its Series D Convertible Preferred Stock, par value $.0001 per share, to SeaView Mezzanine Fund LP ("SeaView") in exchange for the same number of shares of Series B Convertible Preferred Stock of the Issuer, par value $.0001 per share, held by SeaView, which constituted all of the outstanding shares of the Series B Convertible Preferred Stock. On November 6, 2007, the Board adopted the Certificate of Designations of Series D Convertible Preferred Stock ("Series D Certificate of Designations") that created the Series D Preferred Stock. The holders of the Series D Preferred Stock are entitled to vote together with the holders of Common Stock as a single class upon any matter submitted to the stockholders for a vote, and have that number of votes per share as shall be equal to the number of shares of Common Stock into which the Series D Preferred Stock could be converted. In addition, the holders of a majority of the Series D Preferred Stock have the right, to the exclusion of all other classes or series of the Company's capital stock, to elect a majority of the directors constituting the whole Board. Additionally, the Issuer agreed to effect, at the earliest practicable date after November 6, 2007, a 1-for-1000 (or such other ratio as may be determined by the Board) reverse stock split.

Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to, or may result in, any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person may be deemed the beneficial owner of 304,788,000 shares of common stock of the Issuer (based on ownership by the Reporting Person of 152,394 shares of Series C Preferred Stock, par value $.0001 per share, which are convertible into 304,788,000 shares of Common Stock), representing approximately 69.06% of the Issuer's outstanding Common Stock, on an as-converted, fully-diluted basis.

(b) The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of the Reporting Person's respective shares.

(c) No other transactions in the Issuer's Common Stock were effected during the past sixty days by the Reporting Person.

(d) To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

See the descriptions of the Second Restructuring Agreement, the Note Purchase Agreement and the Series C Certificate of Designations in Item 3 and Item 4 above, which are incorporated herein by reference.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Second Restructuring Agreement and Amendment No. 6 to Note Purchase Agreement, dated as of November 6, 2007, by and among the Issuer, TICC and SeaView.

Exhibit B. Stockholders Agreement, dated as of November 6, 20007, by and among the Issuer, TICC and SeaView.

Exhibit C. Certificate of Designations of Series C Convertible Preferred Stock (Par Value $.0001 Per Share) of the Issuer.




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


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated as of:  November 7, 2007


                                     TECHNOLOGY INVESTMENT CAPITAL CORP.

                                     /s/ Saul B. Rosenthal
                                     ----------------------------
                                     Name:   Saul B. Rosenthal
                                     Title:  President



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